UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

             NEWS RELEASE

                                                                                                                                                          Release 03-2004

For immediate release

February 9, 2004

WESTERN SILVER ANNUAL RESULTS AND AGM

Full feasibility to be initiated at Peñasquito property in central Mexico

VANCOUVER, B.C. – Western Silver Corporation expects to complete a pre-feasibility study on the Chile Colorado deposit at its Peñasquito property in central Mexico in the first quarter of calendar 2004 and intends initiating a full feasibility study to be completed early in 2005, says Chairman and CEO Dale Corman.

In his message to shareholders in the Company’s 2003 annual report, which was mailed to shareholders last week, Mr. Corman says Western Silver will continue to expand its silver and gold resources on the Peñasquito property by aggressive diamond drilling of previously identified zones that have clearly demonstrated Chile Colorado-type mineralization and potential.

More specifically, in the year ahead the Company plans to estimate the resource at Peñasquito’s Peñasco zone; evaluate the high grade intersection at La Palma in the northeast region of Peñasquito; evaluate the significance of the property’s El Sotol and El Chamisal discoveries; and complete delineation drilling at Peñasquito’s Azul NE and Luna Azul Zones.

Western Silver’s annual general meeting will be held at the Vancouver Club, 915 West Hastings Street, Vancouver, B.C. at 2:30 pm on March 4. Among other things, shareholders will be asked to consider the renewal of the Company’s shareholder protection rights plan, which has been adopted by the Company but is subject to shareholder and TSX approval. The formal meeting will be followed by a presentation on current developments at Peñasquito and the Company’s other projects by Dr. Thomas Patton, President and COO of Western Silver.

Western Silver reported a loss of $1.84 million ($0.06 per share) for the year ended September 30, 2003 compared with $510,360 ($0.02 per share) for the same period the previous year. The increased loss is mainly due to net increase in property write-offs of $588,080 in 2003; increases in accounting and legal, filing and transfer agents fees and promotion and travel of $421,936 arising from listing on AMEX during the year and an increase in investor relations activities; and stock- based compensation of $269,257.

Western’s cash and cash equivalents were $2.74 million on September 30, 2003, and working capital $2.07 million compared with $4.12 million and $1.49 million a year earlier, respectively. Subsequent to year-end, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share, for gross proceeds of $12.36 million.

The Company’s annual report, including complete year end financial results and the Chairman’s and President’s letters to shareholders and Management’s Discussion and Analysis, are available at the Company’s website at www.westernsilvercorp.com and on the SEDAR and EDGAR regulatory filing systems.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission